Exhibit 4.10

Summary

of

the Underwriting Agreement

Among

China Telecom Corporation Limited

Bank of Communications Co., Ltd.

and

China Construction Bank Corporation

dated September 20, 2005

The key terms and conditions of the Underwriting Agreement are:

(1)	Upon the execution of the Underwriting Agreement, China Telecom Corporation Limited may issue the first tranche of short-term commercial paper in the PRC inter-bank debenture market in 2005. The aggregate principal amount of the first tranche of short-term commercial paper at par value shall be no more than RMB10 billion. The term of the commercial paper is no more than one year.

(2)	Bank of Communications Co., Ltd. and China Construction Bank Corporation, acting as the lead underwriter and joint lead underwriter, set up the underwriting syndicate for the issue of the short-term commercial paper. The issue is through a book-building and centralized allocation process with the lead underwriter and joint lead underwriter to underwrite any remaining amount. The short-term commercial paper shall be issued at a discount to its par value. The interest rate shall be jointly determined by China Telecom Corporation Limited, Bank of Communications Co., Ltd. and China Construction Bank Corporation based on the final results of the book-building and centralized allocation process.

(3)	The proceeds from the issue shall be used to satisfy China Telecom Corporation Limited’s funding needs of operation.